

November 10, 2020

Jeffrey S. Beebe
Chief Executive Officer
RealyInvest NNN, LLC
2000 PGA Blvd, Suite 4440
Palm Beach Gardens, FL 33408

   Re: RealyInvest NNN, LLC
     Offering Statement on Form 1-A
     Filed October 19, 2020
     File No. 024-11345

Dear Mr. Beebe:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 19, 2020

General

1. You indicate that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

2. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your manager.

3. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase

program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

5.   We note that you checked the box in Part I, Item 3 of Form 1-A indicating that bad actor disclosure is provided in Part II. We cannot locate the bad actor disclosure. Please revise or advise.

6.   We note the related party transactions disclosure on page F-11. Please disclose the information required by Item 13 of Part II on Form 1-A.

The Program, page 67

7.   We note your disclosure that investors will be able to access additional information about the offering of the underlying properties on your website. Please clarify if you also intend to include such information in the offering circular. In this respect, please note that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification.

Executive Officers, Directors and Key Employees of the Manager, page 79

8.   Please disclose the information required by Item 10(b) of Part II on Form 1-A.

Signatures, page 118

9.   Please have your principal financial officer and principal accounting officer sign the offering statement. Refer to Instruction 1 to the Instructions to Signatures on Form 1-A.

Independent Auditors' Report, page F-1

10.   In an amended filing, please ensure that your auditors' signature is provided on their audit report.

Note 1: Organization and Nature of Operations, page F-6

11.   We note that you have provided audited financial statements for RealyInvest NNN, LLC (the "Company") as of March 17, 2020. We further note that as of such date the Company has not yet formed Series NNN-1 and that you plan to amend this Offering to include the offering of additional shares in additional Series. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and for each individual Series in future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction